UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                        SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. 2)



                    ASTRIS ENERGI INC.
                    ------------------
                     (Name of Issuer)


                       COMMON STOCK
                   --------------------
              (Title of Class of Securities)


                       045913100
                       ----------
                     (CUSIP Number)

                      Atul Sabharwal
                     ACME Global Inc.
                     5 Marway Circle
                   Rochester, NY 14624
                       585-426-3222
                   ---------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      April 30, 2007
                      ---------------
    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.








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     This Amendment No. 2 ("Amendment No. 2") further amends
and supplements the Schedule 13D previously filed by Acme Global, Inc. ("ACME") with the Securities and Exchange Commission on March 27, 2007 as amended by Amendment No. 1 to the Schedule 13D filed April 19, 2007 ("Amendment No. 1"), each relating to the common stock, no par value (the "Common Stock"), of Astris Energi Inc. (the "Issuer"). Capitalized terms defined in the Schedule 13D are used herein with the same meaning.

     Except as amended and supplemented by the Amendment No. 1 and this Amendment No. 2, the disclosures set forth in the
Schedule 13D shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

     Green Shelters Innovations Ltd., an entity formed under the laws of the Republic of Cyprus and the parent of ACME
("GSI") used working capital to provide a loan to the Issuer, pursuant to a letter agreement between GSI and the Issuer, dated April 30, 2007 (the "Letter Agreement") and a secured convertible promissory note issued by the Issuer in favor of GSI, dated April 30, 2007 (the "Note"), which provides for loans to the Issuer by GSI to fund general working capital needs of the Issuer, up to an aggregate principal amount of $600,000. GSI delivered to ACME a US$150,000 loan on April 30, 2007, which represented the initial monthly installment under the Note.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

     As described in the LOI filed as Exhibit 99.1 to Amendment No. 1, GSI has agreed to fund the operating costs of the Issuer subject to the terms and conditions of the Letter Agreement and the Note while the parties negotiate definitive agreements for the acquisition by GSI of substantially all of the Issuer's assets (the "Acquisition"). At the maturity date of the Note, as described below, the Issuer may opt to repay the amount due under the Note in shares of Common Stock. If the Issuer chooses to repay the Note in shares of Common Stock, then the outstanding principal amount of the Note plus all accrued but unpaid interest thereon shall be converted into Common Stock of the Issuer at a conversion price equal to the lesser of:
(a) $0.05 per share; or (b) ninety percent (90%) of the lowest daily volume weighted average price of the Common Stock during the ten (10) trading days immediately preceding the maturity date (as described below).

     The maturity date of the Note is the date of the earliest to occur of the following events: (a) termination of the LOI for any reason other than for GSI's breach of its obligations thereunder; (b) July 31, 2007, if the Acquisition is not consummated on or prior to such date; (c) a breach by the Issuer of any of its obligations under the LOI or the Note; (d) failure of the Issuer to obtain shareholder approval of the Acquisition and (e) the consummation of, or execution of a binding agreement relating to, a merger, consolidation, stock or asset sale or any other competing transaction of the Issuer with a third party.

     As a condition to GSI funding the loan, certain shareholders of the Issuer representing beneficial ownership of approximately 13,067,544 shares of Common Stock (twenty-three percent (23%) of the 55,118,431 outstanding shares of Common Stock) were required to enter into voting agreements with GSI pursuant to which they agreed, among other things, (a) to vote all of their respective shares of Common Stock in favor of the Acquisition and (b) not to solicit, vote for, or otherwise facilitate any competing third party proposals. In addition, these voting agreements contain provisions appointing GSI as a proxy to vote the shares owned by such shareholder in a manner that is consistent with the terms of the voting agreement, in the case where (i) a shareholder has failed to deliver a copy of its proxy at least five days prior to the shareholder meeting called for purposes of voting on the Acquisition, (ii) the proxy delivered by the shareholder is not consistent with the terms of the voting agreement, or (iii) the votes of the shareholder are modified or revoked in a manner inconsistent with the voting agreement.

    GSI may be deemed to beneficially own the shares of Common Stock issuable upon conversion of the Note and the shares of Common Stock subject to the voting agreement described above by virtue of the proxies contained therein. Notwithstanding the foregoing, GSI disclaims beneficial ownership of the shares of Common Stock issuable upon the conversion of the Note because the conversion of such Note is at the Issuer's option. GSI also disclaims beneficial ownership of the shares of Common Stock underlying the voting agreements described above because the parties have not yet entered definitive agreements pertaining to the Acquisition, and there is no guarantee that the parties will be able to agree upon the terms of such definitive agreements. If the parties cannot agree upon the terms of definitive agreements, and do not enter into any definitive agreement in respect of the Acquisition by June 1, 2007, either party has the right to terminate the LOI and discontinue negotiation of the Acquisition. In such a case, the voting agreements would also terminate.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

     (c)  Other than as disclosed in the Schedule 13D,

Amendment No. 1 and this Amendment No. 2, none of ACME, GSI nor any executive officer or director named on Schedule A to the Schedule 13D, has effected any transaction in the Common
Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

     As described in Item 4, certain shareholders of the Issuer have entered into voting agreements with GSI, pursuant to which they have agreed to vote their shares in favor of the Acquisition. The following persons executed and delivered voting agreements with respect to the number of shares of Common Stock beneficially owned by each such person, as indicated below.

  - Macnor Corp, 7,432,718 shares of Common Stock
  - Brian Clewes, 711,887 shares of Common Stock; option to acquire 200,000 shares of Common Stock
  - Anthony Durkacz, 256,007 shares of Common Stock; option to acquire 450,000 shares of Common Stock
  - Fortius Research & Trading Corporation, 687,130 shares of
    Common Stock
  - Michael Liik, 489,163 shares of Common Stock
  - Liikfam Holdings Inc., 872,737 shares of Common Stock
  - Arthur Laudenslager, 655,796 shares of Common Stock; option to acquire 200,000 shares of Common Stock
  - Jiri Nor, 962,106 shares of Common Stock

A form of these voting agreements is attached as Exhibit 99.3 hereto and is incorporated into this Item 6 by this reference. All voting agreements are identical except as to the identity of the shareholder executing the agreement, non-material provisions that relate to shareholders that are entities rather than individuals, and the number of shares subject to the voting covenants contained therein.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

     Exhibit 99.3  Form of Voting Agreement



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                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2007


                               ACME GLOBAL INC.

                               /s/ Atul Sabharwal
                               ------------------
                              By:  Atul Sabharwal
                              Its: Director



                             GREEN SHELTERS INNOVATIONS LTD.

                             /s/ Manoj Upadhyay
                             --------------------------------
                          By: Manoj Upadhyay
                         Its: Director






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                        EXHIBIT INDEX

Exhibit                Description

Exhibit 99.2           Joint Filing Agreement
Exhibit 99.3           Form of Voting Agreement by and between
                       Green Shelters Innovations Inc. and
                       shareholder of Astris Energi Inc.